Exhibit 2.3

July 12, 2018

PricewaterhouseCoopers LLP

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs:

Re: Minco Gold Corporation (the “Company”)

       Change of Auditor

We are writing in accordance with Section 4.11(6)(a)(ii)(B) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated July 12, 2018 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants